Pricing supplement No. 248Q
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2004,
product supplement Q dated March 29, 2007 and
underlying supplement no. 3 dated April 30, 2007
Leveraged Return Securities	Registration Statement No. 333-137902 Dated November 16, 2007; Rule 424(b)(2)

Deutsche Bank AG

$5,000,000 Securities linked to the Dow Jones EURO STOXX 50® Index due on December 29, 2008

Investment Description

Leveraged Return Securities (the “Securities”)† are securities issued by Deutsche Bank AG with returns linked to the performance of an index. The Securities are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your initial investment plus three (3) times the Index Return, up to the Maximum Return, providing you with an opportunity to outperform the index. If the Index Return is negative, at maturity you will receive your initial investment reduced by that negative Index Return. Investing in the Securities is subject to significant risks, including potential loss of your initial investment, limited appreciation at maturity and Deutsche Bank AG’s credit risk.

Features

•	Potential to enhance returns in a moderate-return environment
•	3x leverage up to the Maximum Return on the Securities while maintaining 1-to-1 downside exposure at maturity

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of AA to securities, such as the securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.††
Index:	The Dow Jones EURO STOXX 50® Index (the “Index”).
Multiplier:	3
Maximum Return:	24.30%
Payment at Maturity:	If the product of the Index Return and the Multiplier is equal to or greater than the Maximum Return, your payment at maturity per $1,000 security face amount will be calculated as follows:
$1,000 + ($1,000 x Maximum Return)
If the Index Return is positive and the product of the Index Return and the Multiplier is less than the Maximum Return, your payment at maturity will be calculated as follows:
$1,000 + ($1,000 x Multiplier x Index Return)
If the Index Return is zero or negative your payment at maturity will be calculated as follows:
$1,000 + ($1,000 x Index Return)
Index Return:	Final Ending Level – Initial Starting Level Initial Starting Level
Initial Starting Level:	4,282.40
Final Ending Level:	The Index closing level on the Final Valuation Date.
Observation Period:	The period commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Trade Date:	November 16, 2007
Final Valuation Date:	December 19, 2008, subject to postponement as described in the accompanying product supplement under “Description of Securities – Payment at Maturity.”
Maturity Date:	December 29, 2008, subject to postponement as described in the accompanying product supplement under “Description of Securities – Payment at Maturity.”
CUSIP:	2515A0 GF 4
ISIN:	US2515A0GF49

†	In the accompanying product supplement, we refer to these Securities as Return Optimization Securities (the “ROS”).

††	A credit rating is not a recommendation to buy, sell, or hold the Securities, and may be subject to revision or withdrawal at any time by the assigning rating agency.

See “Additional Terms Specific to the Securities” in this pricing supplement. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement Q dated March 29, 2007, underlying supplement no. 3 dated April 30, 2007 and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement Q for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement Q dated March 29, 2007 and underlying supplement no. 3 dated April 30, 2007) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of the Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement Q and underlying supplement no. 3. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Leveraged Return Securities Linked to the Dow Jones EURO STOXX 50® Index

Per Security	$1,000.00	$0.00	$1,000.00

Total	$5,000,000.00	$0.00	$5,000,000.00

(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,000,000.00	$153.50

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

Additional Information about Deutsche Bank and the Securities

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement Q dated March 29, 2007 and underlying supplement no. 3 dated April 30, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 3 dated April 30, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507096269/d424b21.pdf

•	Product supplement Q dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507069046/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, “Securities” refers to each offering of Leveraged Return Securities that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

•

You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the Securities, although such appreciation is unlikely to exceed the indicative Maximum Return at maturity.

•	You are willing to make an investment that is exposed to the full downside performance risk of the Index.

•	You are willing to forgo dividends paid on the stocks included in the Index.

•	You do not seek current income from this investment.

•	You are willing and able to hold the Securities to maturity.

•	You are willing to invest in securities for which there may be little or no secondary market.

The Securities may not be suitable for you if:

•	You do not believe the Index will appreciate over the term of the Securities, or you believe the Index will appreciate by more than the Maximum Return at maturity.

•	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index.

•	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

•	You prefer to receive the dividends paid on any stocks included in the Index.

•	You seek current income from this investment.

•	You are unable or unwilling to hold the Securities to maturity.

•	You seek an investment for which there will be an active secondary market.

Final Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)†

Issue Price	$1,000 per Security face amount

Term	1 year and 1 month

Payment at Maturity (per $1,000 Security face amount)

If the product of the Index Return and the Multiplier is equal to or greater than the Maximum Return, you will receive:

$1,000 + ($1,000 x Maximum Return)

If the Index Return is positive and the product of the Index Return and the Multiplier is less than the Maximum Return, you will receive:

$1,000 + ($1,000 x Multiplier x Index Return)

If the Index Return is zero or negative, you will receive:

$1,000 + ($1,000 x Index Return)

In this case, you may lose some or all of your initial investment

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	4,282.40

Index Ending Level	The closing level of the Index on the Final Valuation Date

	Multiplier	Maximum Return
Leveraged Return Securities Linked to the Dow Jones EURO STOXX 50® Index	3	24.30%

Determining Payment at Maturity for Each Offering Per $1,000 Security Face Amount

The percentage change from the Index Starting Level to the Index Ending Level

You will receive your initial investment plus an amount based on the Maximum Return, equal to the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 x Maximum Return)

You will receive your initial investment plus an amount based on a multiple of the Index Return up to the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 x Multiplier x Index Return)

You will receive your initial investment reduced by the Index Return, calculated as follows:

$1,000 + ($1,000 x Index Return)

In this scenario, you could lose some or all of your initial investment depending on how much the Index declines

† Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of AA to securities, such as the Securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A. A credit rating is not a recommendation to buy, sell or hold the Securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Return of 24.30% and a range of performance for the Index from +40% to -40%. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Example 1 – On the Final Valuation Date, the Index closes 6.00% above the Index Starting Level. Since the Index Return is 6.00%, you will receive 3 times the Index Return, or a 18.00% total return, and the payment at maturity per $1,000 Security face amount will be calculated as follows: $1,000 + ($1,000 x (3 x 6.00%)) = $1,180.00.

Example 2 – On the Final Valuation Date, the Index closes 15.00% above the Index Starting Level. Since 3 times the Index Return of 15.00% is more than the Maximum Return of 24.30%, you will receive the Maximum Return of 24.30%, or $1,243 per $1,000 Security face amount.

Example 3 – On the Final Valuation Date, the Index closes -30.00% below the Index Starting Level. Since the Index Return is -30.00%, your investment will be fully exposed to the decline of the Index and your payment at maturity per $1,000 Security face amount will be calculated as follows: $1,000 + ($1,000 x -30.00%) = $700.00.

Certain U.S. Federal Income Tax Consequences

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Subject to the limitations described therein, although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Securities, including alternative treatments, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the accompanying product supplement Q. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities offered hereby.

•

Full market risk – You may lose some or all of your initial investment. The Securities do not guarantee any return of your initial investment and are fully exposed to any decline in the level of the Index (as measured by the Index Return). For every 1% decline in the Index, you will lose 1% of your initial investment at maturity.

•

No assurances of moderate-return environment – While the Securities are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your Securities.

•	Maximum return – Your appreciation potential is limited to the Maximum Return even if the Index Return is greater than the Maximum Return.

•

Credit of issuer – An investment in the Securities is subject to the credit risk of Deutsche Bank AG and the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the Securities.

•

No periodic coupon payments, dividend payments or voting rights – As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

•	Securities not the same as the Index – Owning the Securities is not the same as owning the stocks composing the Index or a security directly linked to the performance of the Index.

•	Limited liquidity – The Securities offered hereby will not be listed and there will not be an active secondary trading market.

•

Price prior to maturity – The market price for the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

•

Impact of fees on secondary market prices – Generally, the price of the Securities in the secondary market is likely to be lower than $1,000 per Security face amount on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the Securities.

•

Potential Deutsche Bank AG impact on price – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the market value of the Securities.

•

Potential conflict of interest – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

•

Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG – Deutsche Bank AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the offering of the Securities. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the offering of the Securities.

•

Uncertain tax treatment – Significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this pricing supplement or the product supplement related to this offering.

•

Currency Risk – The Index Return for the Securities will not be adjusted for changes in exchange rates. While the stocks included in the Index are denominated in currencies other than the U.S. dollar, the Index Return will not be adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Index are denominated appreciate or depreciate relative to the U.S. dollar over the term of the Securities, you will not receive an additional payment or incur any reduction in payment at maturity.

•

Non-U.S. Securities Markets Risks – The stocks included in the Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the Securities linked to the Index.

•

We are currently one of the companies that make up the Index – We are currently one of the companies that make up the Index, but we are not affiliated with any of the other companies whose stock is included in Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the Index or the Securities. None of the money you pay us will go to the sponsor of the Index (the “Index sponsor”) or any of the other companies included in the Index, and none of those companies will be involved in the offering of the Securities in any way. Neither those companies nor the Index sponsors will have any obligation to consider your interests as a holder of the Securities in taking any corporate actions that might affect the value of the Securities.

Securities Linked to Dow Jones EURO STOXX 50® Index, Maximum Return of 24.30%

The Dow Jones EURO STOXX 50® Index is sponsored by STOXX Limited. As discussed more fully in underlying supplement no. 3 under the heading “The Dow Jones EURO STOXX 50® Index,” the Dow Jones EURO STOXX 50® Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Dow Jones EURO STOXX 50® Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The Dow Jones EURO STOXX 50® Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The graph below illustrates the performance of the Index from January 1, 2002 to November 16, 2007. The historical levels of the Index should not be taken as an indication of future performance.

The closing level of the Index on November 16, 2007 was 4,282.40.

The information on the Index provided in this pricing supplement should be read together with the discussion under the heading “The Dow Jones EURO STOXX 50® Index” in underlying supplement no. 3.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the Securities. The agents may pay referral fees to other broker-dealers of up to .75% or $7.50 per $1,000 security face amount. See “Underwriting” in the accompanying product supplement.